Exhibit (a)(5)(F)
December 21, 2007
Reckitt Benckiser Commences Cash Tender Offer for All Outstanding
Shares of Adams Respiratory Therapeutics
Reckitt Benckiser Group plc (RB.L) (“Reckitt Benckiser”), today commenced its previously announced cash tender offer (the “Offer”) for all of the outstanding shares of Adams Respiratory Therapeutics, Inc. (NASDAQ: ARxT) (“Adams”).
As announced on December 10, 2007, Reckitt Benckiser has entered into a definitive agreement under which it will offer Adams stockholders US$60.00 in cash for each Adams share they hold. This offer is being made through Twickenham Inc., a wholly owned subsidiary of Reckitt Benckiser. Adams’ Board of Directors has unanimously determined that the offer is fair to and in the best interests of Adams’ stockholders and recommended that holders of Adams common stock accept the offer and tender their shares in the offer.
The Offer represents a total offer value of approximately US$2.3 billion (£1.1 billion), and will expire on January 23, 2008, unless extended.
The Offer is made directly to the stockholders of Adams and is conditioned upon, among other things, the tender of a majority of Adams’ outstanding shares of common stock and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Any common shares not acquired in the Offer are expected to be acquired in a subsequent merger at the same price as the Offer.
Stockholders of Adams are advised to read the important information contained in the Tender Offer Statement on Schedule TO, the Offer to Purchase and any other documents relating to the Offer that are filed by Reckitt Benckiser and Twickenham with the Securities and Exchange Commission (SEC). In addition, Adams will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the offer. Stockholders of Adams may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Georgeson, Inc., the Information Agent for the Offer, at (800) 456-6112 (US toll-free).

For Further Information
Reckitt Benckiser	+44 (0) 1753 217 800
Mark Wilson	Corporate Controller and Investor Relations Manager (investor queries)
Fiona Fong	Head of Corporate Communications (press queries)

PR Agency
Susan Gilchrist	Brunswick	+44 (0) 207 404 5959

Cindy Leggett Flynn	Brunswick New York	+1 212 333 3810

Adams Respiratory Therapeutics
Janet M. Barth	SVP Investor Relations & Corporate Communications	+1 908 879 2428
Faith Pomeroy-Ward	Sr. Manager Investor Relations & Corporate Communications	+1 908 879 1418
Important Information
Notice to Investors: This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer statement being filed with the SEC on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/ recommendation statement being filed with the SEC on Schedule 14D-9 contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Adams’ security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.
Forward-looking Statements: This press release contains certain “forward-looking” statements, including the expected timetable for completing the proposed transaction between Reckitt Benckiser and Adams. Such forward-looking statements can be identified by the words “intend,” “expect,” and similar expressions and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially include, among others, the satisfaction of conditions to the closing of the proposed transaction; general economic, business and market conditions; and other risk factors set forth under Item 1A. Risk Factors in Adams’ Annual Report on Form 10-K for the fiscal year ended June 30, 2007 and under Item 1A. Risk Factors in Adams’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. Except to the extent required by applicable securities laws, we are not under any obligation to (and expressly disclaim any such obligation to) update any forward-looking statements, whether as a result of new information, future events, or otherwise. All statements contained in this press release are made only as of the date of this release.
Notes for Editors
Reckitt Benckiser is a world leader in household cleaning, health and personal care. The Company is truly global, with over 60 operating companies and some 43 manufacturing facilities worldwide and has sales in 180 countries.

The Company employs 22,000 people around the world. Amongst the Company’s leading brands in household are Lysol, the world leader in disinfecting cleaning, Calgonit & Finish & Electrasol, the world leaders in automatic dishwashing, Woolite, world leader in fine fabrics, Vanish & Spray’nWash, world leaders in fabric treatment, Airwick and Mortein, both No.2 brands in air care and pest control respectively. In Health & Personal Care (25% of net revenues), leading brand positions include Veet, the world number one depilatory and Dettol the world’s leading antiseptic, Nurofen, the leading European analgesic, Strepsils, world number one in medicated sore throat, Gaviscon the No.1 gastro intestinal remedy in UK and Lemsip the UK no.1. in cold/flu remedies.
Reckitt Benckiser is headquartered in Slough just outside London, UK and is listed on the London stock exchange. With a market capitalization of c.£20bn it ranks among the top 25 UK listed companies. Reckitt Benckiser had net revenues of £4.92bn, operating profit of £910m, and net income of £674m in 2006.
About Adams Respiratory Therapeutics, Inc.
Adams is a specialty pharmaceutical company focused on the late-stage development, commercialization and marketing of over-the-counter and prescription pharmaceuticals for the treatment of respiratory disorders.